Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazar.Klein@srz.com

                                                              April 12, 2021

VIA EDGAR AND ELECTRONIC MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Stratus Properties Inc. Preliminary Proxy Statement Filed March 29, 2021 by Oasis Management Company Ltd., Seth Fischer, Ella Benson, Eugenio De la Garza Diaz, and Laurie L. Dotter File No. 001-37716

Dear Mr. Duchovny:

On behalf of Oasis Management Company Ltd. and its affiliates (collectively, “Oasis”) and the other filing persons (together with Oasis, the “Filing Persons”) we are responding to your letter dated April 7, 2021, in connection with the Preliminary Proxy Statement on Schedule 14A filed on March 29, 2021 (the “Preliminary Proxy Statement”) with respect to Stratus Properties Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the Staff's comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

Concurrently with this letter, Oasis is delivering to your attention a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) and intends to file the Revised Preliminary Proxy Statement with the SEC on EDGAR as of the date of this letter. The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

1.       Please consider including page numbers in your proxy statement.

In response to the Staff's comment, the Filing Persons have added page numbers to the Revised Preliminary Proxy Statement.

2.	Please revise the vote required for each proposal to conform to the company's description of the vote required.

In response to the Staff's comment, the Filing Persons have conformed the substance of its vote requirement descriptions to those of the Company's.

3.	Please expand each subsection to describe in detail your interactions with the company and any specific plans you have to create the value you state is available to the company.

In response to the Staff's comment, the Filing Persons have expanded the "Background" section to provide a detailed description of the Filing Persons' interactions with the Company as well as specific plans to create value at the Company.

4.	Please revise Ms. Dotter's biographical information to include a description of her business activities during the past five years.

The Filing Persons respectfully note that a description of Ms. Dotter's business activities during the last five years was included in the Preliminary Proxy Statement. To add clarity, the Filing Persons have restructured Ms. Dotter's biographical information to include her most recent business experiences at the beginning of her professional biography.

5.	We note the answer to the question "What are 'broker non-votes' and what effect do they have on the proposals?" Please tell us, with a view toward revised disclosure, whether broker discretionary voting is allowed with respect to Proposal 3.

In response to the Staff's comment, the Filing Persons have made revisions to the "What are 'broker non-votes' and what effect do they have on the proposals?" section of the Revised Preliminary Proxy Statement to note that, pursuant to NYSE Rule 452, there should not be any broker non-votes present at the Annual Meeting due to the contested nature of the solicitation. It is the Filing Persons' understanding that there will be no broker discretionary voting with respect to Proposal 3 and, for the sake of consistency, the Filing Persons have revised the descriptions following each proposal in the Revised Preliminary Proxy Statement to remove references to broker non-votes.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein